Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

July 30, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Gordon

Re:	Holicity Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-239926)

Dear Mr. Gordon:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Holicity Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on August 3, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Winston & Strawn LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 520 copies of the preliminary prospectus dated July 30, 2020 (the “Preliminary Prospectus”) as of August 3, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	Brandon Sun
Name: Brandon Sun
Title: Director

BOFA SECURITIES, INC.

By:	Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

[Signature Page to Acceleration Request Letter]